FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                    June Nichols Sweeney
                                                            314Crestview Circle
                                                            Roswell, GA 30075
2. Date of Event Requiring Statement:                       December 13, 2001
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:                Bio-Solutions International, Inc.
                                                                BSII
5. Relation of Reporting Person to Issuer                   _X_Director
                                                            __ 10% owner
                                                            __ Officer (Title):
                                                            __ Other (Specify)
6. If Amendment, Date of Original:                          N/A
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                       Common Stock
2. Amount of Securities      Beneficially Owned:            250,000 (1)
3. Ownership Form;  Direct (D) or Indirect (I):             D
4. Nature of Indirect Beneficial Ownership:                 N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:



EXPLANATION OF RESPONSES:



(1)- Ms. Sweeney was issued 250,000 shares of the Company's common stock for director's fees and other services.





/s/ June Nichols Sweeney                    Date: January 29, 2002
-------------------------------------
June Nichols Sweeney

**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).